November 10, 2009

By EDGAR Transmission

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SulphCo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
Response Letter filed October 9, 2009
File No. 001-32636

Dear Mr. Schwall:

On behalf of SulphCo, Inc. (“SulphCo” or the “Company”), as counsel for the Company, we hereby submit SulphCo’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 30, 2009, regarding the above referenced Form 10-K for the fiscal year ended December 31, 2008 filed on March 6, 2009, the Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 and the Response Letter filed on October 9, 2009.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of SulphCo.

Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009

General

1.
Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response to Comment No. 1

The Company confirms that it will comply with the following comments relating to its definitive proxy in all future filings.  The disclosures the Company intends to include in future filings are provided below.

Compensation Discussion and Analysis, page 25

General

2.
We reissue our prior comment 13 in part.  Notwithstanding your response that you have not yet established definitive metrics or formulae for the amount of compensation paid, please provide additional disclosure and analysis of how the individual performances and contributions of each named executive officer impact the compensation received.  For example, for each named executive officer, discuss his “written goals and objectives” and “the extent to which [he] has met or failed to meet his written goals and objectives,” and how this factors into your compensation recommendations and decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment No. 2

In future definitive proxy filings, the Company will expand the Compensation Discussion and Analysis as follows:

“At or around the beginning of each fiscal year, the Company’s Compensation Committee of the Board of Directors establishes a set of mutually agreed upon Goals & Objectives with each of its named executive officers.  These mutually agreed upon Goals & Objectives form the basis against which the performance of the named executive officer is measured for purposes of determining compensation.  The 2009 Goals & Objectives for each of the Company’s named executive officers and the Compensation Committee’s assessment of each named executive officers’ performance are as follows:”

SulphCo’s 2010 Definitive Proxy Statement on Schedule 14A will include the 2009 Goals & Objectives established for each of SulphCo’s named executive officers along with the Compensation Committee’s evaluations thereof.

3.
We also note in your response to our prior comment 13 that the “Company’s overall performance for the previous fiscal year” is a factor in determining compensation.  Expand your disclosure to discuss how the company’s overall performance is evaluated and how this evaluation impacts each element of compensation.  Qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.  If there are specific company performance targets that must be reached, please disclose or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing the likelihood of achieving these target levels or other factors, provide as much detail as necessary.  Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment No. 3

For 2008, the Company did not have separate written goals for the Company, per se.  The goals and objectives of each named executive officer corresponded with the Company’s overall goal of achieving commercialization of its technology.  The Compensation Committee did consider the Company’s cash position, as well as the extent of the Company’s progress toward its ultimate goal of commercialization.  There were no metrics involved in this determination, but the final decisions were made on a subjective basis after robust debate among the Compensation Committee and the Board of Directors.

In future filings, the Company will more clearly address the extent to which there are separate Company goals and the extent to which those goals are considered in compensation decisions.

SulphCo acknowledges that it is responsible for the adequacy and the disclosure in the filings; that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and SulphCo acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert D. Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert D. Shin
Robert D. Shin